Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

EPIQ SYSTEMS, INC.

(In Thousands, except for Ratio)

	Year Ended December 31,
	2006	2005	2004
Earnings (Loss)
income (loss) from continuing operations	$35,131	$(3,842)	$(7,290)
tax expense (benefit) related to continuing operations	22,834	(2,400)	(4,313)
pre-tax earnings (loss)	57,965	(6,242)	11,603)
Plus
fixed charges	15,349	7,676	7,176
amortization of capitalized interest	—	—	—
distributed income - equity investees	—	—	—
share of pre-tax losses of equity investees	—	—	—

Less
capitalized interest	—	—	—
preference dividends of consolidated subs	—	—	—
minority interest in subs pre-tax income	—	—	—

Total Earnings (Loss)	73,314	1,434	(4,427)

Fixed Charges
Interest expensed	12,023	5,662	4,223
Interest capitalized	—	—	—
amortized deferred loan charges	1,445	1,147	2,120
estimated interest expense in leases	1,881	867	833
preference dividends of consolidated subs	—	—	—
Total Fixed Charges	15,349	7,676	7,176

Ratio of earnings to fixed charges	4.8	0.2	n/a

For the year ended December 31, 2005, our earnings to fixed charges ratio was less than one to one coverage.  The amount of such deficiency was $6,242.

For the year ended December 31, 2004, we had a total loss.  Accordingly, our earnings to fixed charges ratio was less than one to one coverage.  The amount of such deficiency was $11,603.